Exhibit 99.1

Hydro One making smart investments to improve power reliability for customers

Since installing smart devices in communities across the province, 20 million customer minutes of power interruptions have been avoided

A Hydro One employee installs a smart switch. Since 2018, Hydro One has added more than 2,300 smart devices to its system.

TORONTO, June 28, 2021—Today, Hydro One announced it is investing in a smarter, more reliable electricity system by installing smart devices on its system. These devices will help reduce the impact of power outages by an average of approximately 40 per cent in areas where they are deployed. This is part of Hydro One’s grid modernization program, which leverages digital technology including smart switches and sensors to automate the electricity system and improve power reliability. Since implementing the program in 2018, Hydro One has added more than 2,300 smart devices to its system, with plans to install approximately 500 devices this year. Energizing these smart devices in communities across the province has avoided 20 million customer minutes of power interruptions. Currently, smart devices are deployed in 10 per cent of Hydro One’s service territory.

“Storms are getting stronger and we need to be ready to respond to power outages faster and smarter than before. Our grid modernization program leverages digital solutions to reduce the number and duration of power outages, minimizing disruptions to the daily lives of customers, businesses and communities,” said David Lebeter, Chief Operating Officer, Hydro One. “Our people, towers, poles and wires bring the light, heat, refrigeration and technology that is essential to life. By investing in this new technology, we are building a grid for the future that will serve our customers better and strengthen Ontario’s economy.”

“Hydro One’s modernization initiative is a critical step in building a smarter power grid that benefits electricity ratepayers,” said Todd Smith, Minister of Energy. “Using the newest technology to build a smarter grid will ensure Ontarians have access to an efficient, clean and reliable electricity system for years to come.”

“Safe and reliable power is essential to people’s daily lives, businesses and productivity,” said Graydon Smith, President of the Association of Municipalities of Ontario and Mayor of Bracebridge. “Hydro One’s investments will make a lasting difference in municipalities across the province, especially within rural communities with long power lines and challenging terrain. I look forward to seeing these smart devices in action across Bracebridge and beyond.”

By investing in smart switches, problem areas can be isolated remotely, reducing the amount of customers who experience a power outage. Digital sensors are also being added to better detect the location of a problem, which helps direct crews to the source of the issue and allows them to spend more time making repairs and restoring power instead of patrolling long power lines along challenging terrain. Hydro One’s grid modernization program is rolling out in communities across the province, with an immediate focus on deploying smart devices in areas experiencing poor power reliability including the Woodstock, Minden, Muskoka, Stouffville, Essex County and Belleville regions.

In 2020, Hydro One invested approximately $1.9 billion in capital to expand the electricity grid and renew and modernize existing infrastructure, much of which was built in the 1950s. The company continues to invest in infrastructure and technology to build a sustainable grid for the future, harden and protect equipment against the changing climate.

More information about Hydro One’s initiatives to energize Ontario can be found here: www.hydroone.com/EnergizingOntario

Hydro One Limited (TSX: H)

Hydro One Limited, through its wholly-owned subsidiaries, is Ontario’s largest electricity transmission and distribution provider with approximately 1.4 million valued customers, approximately $30.3 billion in assets as at December 31, 2020, and annual revenues in 2020 of approximately $7.3 billion.

Our team of approximately 8,700 skilled and dedicated employees proudly build and maintain a safe and reliable electricity system which is essential to supporting strong and successful communities. In 2020, Hydro One invested approximately $1.9 billion in its transmission and distribution networks, and supported the economy through buying approximately $1.7 billion of goods and services.

We are committed to the communities where we live and work through community investment, sustainability and diversity initiatives. We are designated as a Sustainable Electricity Company by the Canadian Electricity Association.

Hydro One Limited’s common shares are listed on the TSX and certain of Hydro One Inc.’s medium term notes are listed on the NYSE. Additional information can be accessed at www.hydroone.com; www.sedar.com or www.sec.gov.

Forward-Looking Statements and Information:

This press release may contain “forward-looking information” within the meaning of applicable securities laws. Words such as “expect,” “anticipate,” “intend,” “attempt,” “may,” “plan,” “will”, “can”, “believe,” “seek,” “estimate,” and variations of such words and similar expressions are intended to identify such forward-looking information. These statements are not guarantees of future performance or actions and involve assumptions and risks and uncertainties that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed, implied or forecasted in such forward-looking information. Some of the factors that could cause actual results or outcomes to differ materially from the results expressed, implied or forecasted by such forward-looking information, including some of the assumptions used in making such statements, are discussed more fully in Hydro One’s filings with the securities regulatory authorities in Canada, which are available on SEDAR at www.sedar.com. Hydro One does not intend, and it disclaims any obligation, to update any forward-looking information, except as required by law.

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